Exhibit 99.1

November 5, 2018

Nutrien Announces Permanent Closure and Impairment of New Brunswick Potash Facility

Saskatoon, Saskatchewan – Nutrien Ltd. (“Nutrien”) announced today that following a strategic review of the company’s potash portfolio, it has decided to permanently close its New Brunswick potash facility and will record a US$1.8 billion non-cash impairment in the third-quarter of 2018. The facility was placed in care and maintenance in early 2016 and has not produced potash since that time.

The decision to close the New Brunswick potash facility reflects Nutrien’s ability to increase potash production in Saskatchewan at a significantly lower operating and capital cost than resuming production in New Brunswick.

The impairment is non-cash and has no impact on Nutrien’s previously announced financial guidance or future global potash sales. Nutrien remains positive on the long-term fundamentals for potash and the opportunity to ramp up production from its low-cost Saskatchewan mines to meet growth in global demand.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tons of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward looking statements, including, but not limited to anticipated production from our Saskatchewan mines. Forward looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, some of which are outside of Nutrien’s control. Although Nutrien believes that the expectations and assumptions on which such forward looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Forward looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Media Relations:

Will Tigley

Manager, Media & Digital Communications

(403) 225-7310

Contact us at: www.nutrien.com